RONSON CORPORATION

                               POST MEETING REPORT
                               1998 ANNUAL MEETING
                                 OF SHAREHOLDERS

--------------------------------------------------------------------------------

                               November 2, 1998

TO THE SHAREHOLDERS:

The 1998 Annual Meeting of Shareholders of Ronson Corporation was held at the Quality Inn, Somerset, New Jersey on October 27, 1998.

This Post Meeting Report on the 1998 Annual Meeting contains the Shareholder Vote; the President's Remarks to Shareholders; and Discussions Following the President's Remarks.


                               Sincerely,

                            /s/Louis V. Aronson II

                               Louis V. Aronson II
                               President and CEO

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
I. SHAREHOLDER VOTE (1998 ANNUAL MEETING)

DIRECTORS: RONSON SHAREHOLDERS ELECTED MANAGEMENT'S SLATE OF FOUR DIRECTORS WITHOUT OPPOSITION. Each member of management's slate was elected by approximately 84% of the votes cast at the Meeting. Robert A. Aronson, Erwin M. Ganz and Justin P. Walder were elected for three year terms and Albert G. Besser was elected for a one year term.

AUDITORS: THE APPOINTMENT OF DEMETRIUS & COMPANY, L.L.C., AS INDEPENDENT AUDITORS FOR 1998 WAS APPROVED by approximately 87% of the votes cast.

SHAREHOLDER PROPOSAL: THE PROPOSAL BY WARREN LICHTENSTEIN/STEEL PARTNERS II, L.P. WAS REJECTED BY ABOUT 77% OF THE SHARES CAST AT THE MEETING. More than one half of the shares voting for the Warren Lichtenstein/Steel Partners group's proposal were shares owned by the group.

II. REMARKS BY LOUIS V. ARONSON II AT THE OCTOBER 27, 1998 ANNUAL MEETING

Successful operational programs and sound financial management instituted over the last two years are having their intended results.

First, I would like to talk about increased shareholder values.
* The market capitalization of the Company's outstanding common stock increased from $8,300,000 as of September 30, 1997 to $11,590,000 as of September 30, 1998, an increase of 40%.
* The high and low closing bids for the third quarters of 1997 and 1996 and the third quarter of 1998 show steady improvement.

                                Third Quarter     Third Quarter    Third Quarter
                                     1998             1997              1996
                                ------------------------------------------------
High Closing Stock Bid             $3 15/16          $3 1/4            $2 7/8
Low Closing Stock Bid              $3 3/8            $2                $2 3/8

* This increase in per share price occurred despite a 75% increase in the number of Ronson common shares outstanding as the result of the successful exchange offer issuing Ronson common stock for preferred stock.
* Ronson stock has, notably, outperformed both the NASDAQ and Russell "2000" indexes over the past five years. In this regard, an investment of $100 in Ronson common stock on December 31, 1992 would have been worth $683 at the end of 1997. Extending the period to September 30, 1998, the value of the investment would increase to $967. In comparison, $100 invested in the NASDAQ index would be worth $240 at December 31, 1997, and in the Russell "2000" index, would be worth $214 at the same date.

RECENT EVENTS

1) Preferred Stock Exchange Offer

The Company made an offer to holders of the Company's 12% Cumulative Convertible Preferred

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
Stock to exchange each share of preferred stock for 1.7 shares of common stock. The exchange offer was successfully concluded on September 30, 1997. The immediate beneficial effect of the exchange offer was the elimination of accrued and unpaid preferred dividends of about $883,000. The elimination of these liabilities for past accumulated and future preferred dividends strengthened the Company's financial position.

2) Financing Arrangements

During 1997, the Company and its principal lender agreed to improve the terms of its existing loan agreement with Ronson Consumer Products Corporation (RCPC) and also agreed to a new financing arrangement with Ronson Aviation, Inc. (RAI). The existing revolving loan with RCPC was extended by more than three years, and the funds available were increased from $2,000,000 to $2,500,000 at a lower interest rate of 1.5% over prime, previously 2% over prime. The new financing arrangement for RAI includes a term loan in the amount of $285,000 and a revolving loan, both bearing interest at 1.5% over prime. To date, RAI has not needed to draw on the available line of credit. Recently, RAI and the Company's principal lender agreed to extend RAI's term loan to June 30, 2000.

PROMETCOR, INC.

Environmental compliance with the New Jersey Department of Environmental Protection (NJDEP) and the Nuclear Regulatory Commission (NRC) at Prometcor (formerly Ronson Metals Corporation) has been a major cash drain. The environmental cleanup arises from the discontinuance in December 1989 of flint and mischmetal manufacturing at Prometcor. Significant progress has been made, although more slowly than anticipated due to exacting Federal and State requirements and procedures which continue to delay final completion.

In November 1997, Prometcor completed the necessary radiological cleanup for one of three parcels of the Newark, NJ property. As a result, the NRC amended its license to release this portion of the Prometcor property. Furthermore, in January 1998, the NJDEP provided a "no further action" letter releasing that parcel from further state regulation. This parcel is now available for sale without any further environmental clearances.

The full extent of the costs and the time required to complete compliance is not yet determinable. When the environmental compliance has been completed, the total costs, we believe, will amount to $4,250,000 which has been accrued and a substantial portion of which has been expended.

Of significant importance, the final cleanup will bring to an end the large cash drain on the Company's cash flow and net earnings, as well as eliminating the distraction of management's time and efforts. Instead, cash generated by the Company's continuing operations will be available for growth rather than being dissipated by Prometcor, a discontinued operation incapable of producing sales and profits.

RONSON CONSUMER PRODUCTS
CORPORATION

Ronson Consumer Products Corporation (RCPC) continues to make substantial contributions to the Company's operating profits. RCPC's operating profits are more than double the operating profits of four years ago.

The WINDII windproof lighter, fueled by RONSONOL and sparked with the Ronson flint, was introduced in early 1997. It has been well received and is now a significant part of our lighter line.

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
New WINDII designs were recently developed and a new WINDII "slim" introduced.

The suggested retail price of the low cost RONII refillable butane lighters, fueled by the Ronson MULTI-FILL butane gas, has been lowered on different models. As a result, RONII store shelf prices have become competitive with name brand disposable lighters such as Bic and Scripto. Improvement in RONII sales should be achieved through competitive pricing and greater distribution. The RONII, which is kept to be refilled and not thrown away, is more environmentally sound than the Bic or the Scripto throwaways. While some people are concerned about that, most care about the price and that the product works. The RONII does work and the RONII most of all does something that we are very interested in and that is to sell butane fuel and flints. The RONII being refillable uses Ronson butane and Ronson flints.

RONSONOL lighter fuel, Ronson MULTI-FILL butane and Ronson Flints, collectively referred to as "Flame Accessories," are a strong segment of our consumer business and major contributors to profits. Further growth for Flame Accessories is available.

We are interested in selling butane. We are interested in selling flints. We are interested in selling RONSONOL. We are like Gillette with its blade. They are interested in selling razors but more interested in selling blades. In that regard, for another use of butane, we developed the Ronson VARAFLAME Ignitor for fireplaces, barbecues and various other uses. Again, through studied planning, we have just this past month significantly lowered the manufacturing costs of our refillable VARAFLAME Ignitor Kit by changing our sourcing. I would hope within six to nine months our lower costs will result in much greater distribution of our Ignitor.

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
A major potential market for Ronson's VARAFLAME Ignitors is the price clubs, such as Costco, Sam's and BJ's, and other large volume stores such as Wal-Mart. Breaking into this market is not easy. To succeed, it is necessary to offer real value and low price. With this in mind, we have developed a new kit, specially designed for this important market. This is the VARAFLAME Ignitor Twin Pack Kit, featuring two Ignitors and Ronson MULTI-FILL butane. We attach a sticker to the MULTI-FILL which states "Fuel in Kit Equals 14 Disposable Ignitors". Both Scripto and Bic sell throwaway ignitors. The Twin Pack thus becomes a real bargain for the consumer.

Management continues to focus on the Ronson brand name. New consumer products are being developed which should come to market during the next year. We take pride in our Product Development Program. With the maintenance of operating profits and the development of new consumer products, the growth of the last four years should be exceeded in the years ahead.

RONSON AVIATION, INC.

I will now turn to Ronson Aviation. The operations in 1997 for Ronson Aviation, Inc. (RAI) produced a large positive turnaround from 1996 even though RAI's sales were about 12% lower. Operating profits at RAI produced a positive swing of $713,000 vs. the 1996 loss of $441,000 including restructuring charges. Cost reductions by restructuring operations, including the closure of the unprofitable flight school, contributed to this positive swing. Management's attention was also focused on other segments of RAI's business, such as aircraft fueling, service and maintenance, space rentals and avionics, resulting in positive contributions. With the exception of the aircraft sales department, other profit centers, such as charter, fueling, service and maintenance have improved.

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
The positive operating trend established in 1997 continues. With the addition of the Citation II jet, placed into service in December 1997, aircraft charter sales have been greatly enhanced, moving RAI into the jet charter business. The Citation II jet was acquired through a financing arrangement which enabled us to limit our cash investment to about $50,000. The new jet is expected to generate revenue this year many times that amount. In a short period, the Citation II jet has established itself as a profitable venture with encouraging expectations.

OUTLOOK

Ronson Corporation's overall profitability continues. We believe second half operations will continue this profitability trend.

While we have been largely able to resolve many of the uncertainties and financial burdens of prior years, the major one, the completion of the environmental cleanup at Prometcor, continues to face us. Considerable progress is being made, but the timing of the cleanup completion cannot be precisely determined due to the exacting requirements and procedures of the government agencies involved.

Once the environmental cleanup problems have been resolved, improvement in the Company's cash flow will be immediate, allowing the cash generated by Company operations to be assigned to positive uses. Along with this, the Company can then look forward to accelerated development of new products and digestible acquisitions that will benefit Ronson's operations. We are dedicated to these tasks and our focus is beamed to that end. The footing is sound and we shall build on it.

Moreover, recognizing that cash dividends are considered a desirable form of return on investment for many of our Shareholders, the Board will also be in a position to include in its deliberations a review of the Company's dividend policy.

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
III. DISCUSSION FOLLOWING
     PRESIDENT'S REMARKS

There were present at the Annual Meeting two individuals who confirmed that they represented Warren Lichtenstein/Steel Partners II, L.P. (WL/SP). Mr. Warren G. Lichtenstein, who controls Steel Partners, was not present. There was also present a number of other shareowners and representatives of the Company. According to filings with the Securities and Exchange Commission (SEC), the WL/SP Group owns 287,099 shares of Ronson Common Stock. Mr. Lichtenstein had submitted his Shareholder Proposal, which is included in the Ronson proxy material. Mr. Lichtenstein's Proposal was defeated by the vote of holders of approximately 77% of the shares cast at the Meeting.

The two WL/SP representatives asked a series of questions intended to support the WL/SP Group's continuing effort to take over direction of the Company's future for the personal benefit of the monied investors in SP. Because their questions were often repetitive and at times disjointed, the subjects discussed are summarized below:

RONSON AVIATION, INC. (RAI): In response to questions relating to the profitability of RAI and WL/SP's suggestion that the Company consider RAI's sale, Mr. Aronson pointed out that, while there had been previous concerns about RAI's operations, the recent restructuring of RAI has returned it to profitability. Capital expenditures for RAI are primarily for aircraft and the aircrafts' net investments are minimized by favorable financing arrangements and aircraft sales from time to time. He assured those present that studies of RAI's operations, as in the past, would continue.

PROMETCOR, INC.: In response to questions about the effects, timing and cost of the completion of the environmental cleanup, Mr. Aronson repeated his

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earlier comments about Prometcor, a discontinued operation. He repeated that the cleanup has been a major drain on the Company's cash flow and net earnings; however, the cleanup is progressing. When completed, the environmental cleanup will stop the drain on the Company's cash flow and will free funds for the expansion of the Company's continuing operations. The cleanup is slow and beyond the Company's control due to State and Federal governmental regulations and processes. To date, the Company has accrued about $4,250,000. It was added that all but less than $1,000,000 has been expended.

RESIGNATION OF DIRECTOR: In response to a question concerning the resignation of Mr. Barton Ferris as a Director, Mr. Aronson emphasized that the resignation was voluntary. The President further stated that he had acquired Mr. Ferris' shares, who had previously indicated an interest in selling his Ronson shares.

"INDEPENDENT" DIRECTORS: The President pointed out that both Messrs. Weisman and Besser do meet the definition of an "independent" Director. Mr. Aronson stated that all of the Directors contribute and exercise their independent judgment.

AGREEMENTS WITH CARL DINGER: For several months, Messrs. Aronson and Dinger have had ongoing discussions regarding the Company's business. As reported in a filing with the SEC, the Company has entered into a consulting agreement with Mr. Dinger, which provides that Mr. Dinger will render services to the Company for a period of 18 months. In a separate transaction, Mr. Dinger has given the Company an option to purchase his Ronson shares for a period of 18 months; however, the Company is under no obligation to purchase the shares. Mr. Dinger has further agreed to vote his shares with the recommendation of the Board of Directors on all matters brought before the shareholders at large.


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
MANAGEMENT TRANSITION PLANS: Mr. Aronson assured that the Company has transition plans. He stated that, for confidential reasons, the details are not public.

RONSON STOCK PRICE: With respect to the limited number of Ronson stock trades in just one day in 1995 at $5.00, the President indicated that the trades at that price on that day were simply a "blip" which did not last for long. Over the five year period, the Company's stock has outperformed both the NASDAQ and Russell "2000" indexes.

EVALUATION OF CERTAIN INVESTMENTS OF LICHTENSTEIN/STEEL PARTNERS (WL/SP): WL/SP has reported Ronson stock purchases as of the record date of about 9% of the Company's shares. As a matter of due diligence, the Company reviewed, in certain situations where WL/SP had acquired control of a company, the subsequent experiences and resulting happenings. The President distributed a document "Evaluation of Certain Investments of Warren Lichtenstein/Steel Partners (WL/SP)" to provide Ronson shareholders with information about how WL/SP has managed and operated certain companies they control. This evaluation was filed with the Securities and Exchange Commission by the Company on a Form 8-K on October 30, 1998.

One of the WL/SP representatives stated, "We return very strong returns to our investors." This may be an accurate statement, but he missed completely the thrust of Ronson's evaluation which focuses on the SHAREOWNERS of the companies studied rather than the MONIED INVESTORS in Steel Partners II.

Ronson urges its shareowners to study the following evaluation which was derived from publicly filed documents.

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
                              EVALUATION OF CERTAIN
                              INVESTMENTS OF WARREN
                       LICHTENSTEIN/STEEL PARTNERS (WL/SP)

(All information in this analysis, which was distributed at the Annual Meeting, was derived from publicly filed documents.)

1. FAILURE TO OPERATE WITHIN LAWS AND REGULATIONS

   A. Legal Matters:

      Kinark (KIN) - In October 1995, WL/SP admitted to violations of Section 16(b) of the Securities Exchange Act of 1934, after notice by Kinark. WL/SP was forced to "disgorge" the profits to Kinark.

      Auto Info (AUTO) - In 1995, Auto Info sued WL/SP and other large shareholders for violating securities laws by, among other things, forming an undisclosed group. As a result, one of those other large shareholders entered into an agreement with Auto Info.

      Medical Imaging Centers (MICA) - In January 1996, MICA sued WL/SP claiming that WL/SP had violated securities laws by forming an undisclosed group. In March 1996, the court ruled in favor of MICA.

   B. Corporate Governance:

      Gateway - No election for directors have been held since 1995.



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2. MANAGEMENT CAPABILITIES OF WL/SP

   A. Gateway Industries:

      Gateway had stockholders' equity as follows:

      12/31/92  $8,672,000
      12/31/93  $6,562,000  WL became a director 5/94
      12/31/94  $3,293,000
      12/31/95  $3,181,000
      12/31/96  $5,688,000  Rights Offering netting $5,608,000
      12/31/97  $5,349,000

      From May 1994, as a director and later as C.E.O. (October 1995), Lichtenstein presided over the dissipation of about $6,821,000 in stockholders' equity (12/31/93 to 12/31/97). He did not provide shareholder value.

      As the Chairman of Gateway, Lichtenstein arranged for the acquisition of Marsel Mirror in November 1995 for about $2.8 million. Through 1996, Lichtenstein managed Gateway and Marsel. In December 1996, Lichtenstein completed the sale of Marsel's assets and business for $1. Meanwhile, Gateway remained liable for over $375,000 in Marsel liabilities. This Lichtenstein-arranged acquisition of Marsel, managed by Lichtenstein, resulted in losses of over $3 million to Gateway shareholders.

      Since 1996, Lichtenstein has managed only cash, over $5,000,000, at Gateway, resulting in losses before investment activities of $31,000 in 1997 and income of only $8,000 in the first half of 1998. Investment losses in 1997 were $308,000.

      Lichtenstein has accomplished at Gateway what he has proposed for Ronson - the sale and liquidation of the company's original business. The proceeds from that sale were used to purchase Marsel, the total investment in which was lost. His plan (the same he appears to have for Ronson) delivered only losses to the shareholders.

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
2. (CONT.)

   B. Rose's Holdings:

      Lichtenstein became a director of Rose's in October 1996, and President on December 2, 1997. In December 1997, Rose's sold its business for a net loss of about $22,446,000, or over 60% of the July 1997 stockholders' equity. Once again, WL/SP's plan (similar to the one he seems to have for Ronson) resulted in a large loss.

      As with Gateway, in the first half of 1998, Lichtenstein managed only cash, about $13,000,000, at Rose's, and Rose's lost $112,000 in the period.

3. RELATED PARTY TRANSACTIONS (SELF-ENRICHMENT BY LICHTENSTEIN)

   A. Gateway Industries:

      Lichtenstein was paid a fee of $175,000 to arrange the purchase by Gateway of Marsel.

      Gateway, publicly held, leased space in New York in 1998, even though Gateway has no operations. Gateway subleased a portion of the space to Lichtenstein's companies with Gateway absorbing a portion of the cost. Annual lease costs to Gateway are $97,000 and the income from affiliates is $65,000, for a net annual Gateway loss of $32,000.

      Lichtenstein has charged Gateway's administrative expenses ($73,000 in 1997) even though Gateway has no operations.

   B. Rose's Holdings:

      Lichtenstein served as president of Rose's, a company with only cash assets, but took stock options totalling 422,291 shares for nine months of services as the C.E.O. Jack Howard, another affiliated official, took options totalling 225,000 shares. This equates to over 7% of the company.

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
4. RETURNS TO ALL SHAREHOLDERS OF GATEWAY INDUSTRIES AND ROSE'S HOLDINGS

   Key Trading Data Comparisons
                                                             High         Low

   A. Gateway Industries (including Marsel Mirror):

Comparison of Price When Lichtenstein Became a Director of Gateway and the Most Recently Reported Information
  Second Fiscal Quarter, 1994                               $5.63       $3.44
  First Fiscal Quarter, 1998                                 2.50        1.5625

Comparison of Price When Lichtenstein Became Chairman of Gateway and the Most Recently Reported Information
  Fourth Fiscal Quarter, 1995                               $4.25       $2.88
  First Fiscal Quarter, 1998                                 2.50        1.5625

Comparison of Highest Trade Price Over Last 5 Years vs. Most Recently Reported Information
  First Fiscal Quarter, 1996                                $9.00
  First Fiscal Quarter, 1998                                 2.50        1.5625

(Similar  basis  as   Lichtenstein's   statements  about  Ronson's  stock  price
comparison)

   B. Rose's Holdings:

(All time periods are based on fiscal years ending in January.)

Comparison of Price When LichtensteinBecame a Director of Rose's and the Most Recently Reported Information
  Third Fiscal Quarter, 1997                                $1.844      $1.50
  Fourth Fiscal Quarter, 1998                                1.6875      1.4375

Comparison of Highest Trade Price Over Last 5 Years vs. Most Recently Reported Information
  Second Fiscal Quarter, 1996                               $3.375
  Fourth Fiscal Quarter, 1998                                1.6875      1.4375

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
4. (CONT.)

   C. Summary of Key Trading Data:

      Since Lichtenstein became a director, Gateway's share price has lost about 55% of its value, and Rose's has lost about 7% of its value. When using the basis used by Lichtenstein in the analysis of Ronson's stock by comparison with the highest trade since 1994, Gateway has lost 77% of its value, and Rose's has lost about 54% of its value.


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









                              RONSON CORPORATION
                              CORPORATE PARK III
                              CAMPUS DRIVE
                              P.O. BOX 6707
                              SOMERSET,
                              NEW JERSEY  08875-6707